Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

September 21, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 17, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Invesco Exchange-Traded Fund Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, par value $0.01 per share

Invesco Nasdaq International Innovators 100 ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi